SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 21 April 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




Bank of Ireland announces the Sale of its Motor Insurance

Intermediary Business

Following a strategic review of its general insurance business, Bank of Ireland Insurance Services Limited ('BIIS') trading as Premier Direct Insurance has entered into conditional agreements with Hibernian General Insurance Limited ('Hibernian') and Eagle Star Insurance Company (Ireland) Limited ('Eagle Star') whereby each will acquire the right to offer terms at renewal to holders of Premier Direct Insurance motor policies which they currently underwrite.

Completion of both of these transactions, which involve cash payments to BIIS, is expected by end June 2004. The value of the net assets being disposed is negligible. From the completion date(s) of both transactions, all policy renewals, administration and servicing will be managed by Hibernian and Eagle Star respectively.

According to Alan Daly, Head of BIIS: "The general insurance business is a key strategic business for Bank of Ireland and offers significant growth potential in its core product lines such as home insurance. The strategic review determined our motor insurance intermediary business as non-core in Ireland. We will be communicating with our customers regarding changes in our business."

Bank of Ireland confirms that there will be no compulsory redundancies as a result of the sale of the motor insurance intermediary book. All impacted staff will be offered alternative positions within the Bank of Ireland Group.

ENDS.

21 April 2004

Contacts :

Fiona Ross Head of Group Investor Relations +353 1 604 3501
Dan Loughrey Head of Group Corporate Communications +353 1 604 3833 Mary Brennan Group Corporate Communications +353 1 604 3838


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 21 April 2004